SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant’s Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [A]            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ] No [A]

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 May 2004	FLETCHER CHALLENGE FORESTS LIMITED

P M GILLARD
SECRETARY

TO:	THE BUSINESS EDITOR

From:	Paul Gillard — Director, Corporate & Legal Services, Tenon Limited
	Telephone:	64-9-571 9846
	Fax:	64-9-571 9872

Please note: If you do not receive 2 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

     STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

LETTER TO SHAREHOLDERS ON REVISED OFFER

Auckland, 25 May, 2004 – Attached is the letter to shareholders on the Partial Takeover Offer by Rubicon Forests Limited.

25 May 2004

Dear Shareholder

Partial Takeover Offer by Rubicon Forests Limited (“Rubicon”)

You should by now be aware that Rubicon has increased its partial takeover Offer price for Tenon by 5%, to NZ$1.95 per share. Tenon’s Independent Directors have considered Rubicon’s revised Offer price and recommend that shareholders do not accept it. The Rubicon Offer is unfair, undervalues the potential of the Company, and provides no indication that Rubicon has new strategies to further improve Tenon’s performance:

•	The Offer price is still below the Independent Adviser, Grant Samuel’s, valuation range of NZ$2.01 and NZ$2.22;

•	The Offer price still provides no significant takeover control premium;

•	The Offer price is below the NZ$1.96 to NZ$2.06[1] range of valuations published during May (following Tenon’s improved profit performance) by analysts from major international investment banks, before including any takeover control premium;

Based on the above, Tenon’s Independent Directors believe the Offer price undervalues the Company taking into account its financial performance over the last year, its evolving strategy, and future prospects. Furthermore, Tenon’s Independent Directors note that;

•	The Offer is still highly conditional and there is no certainty that the conditions will be satisfied or waived;

[1]	Based on research reports published by Goldman Sachs JBWere and Macquarie Research

•	The Offer is still a partial offer, which results in considerable uncertainty;

•	The Offer is still not available to all Tenon shareholders, and certain acceptances may be invalidated by Rubicon; and

•	Rubicon has still not proposed any alternative strategy for delivering additional value for all Tenon shareholders.

Shareholders should also note the comments made in Tenon’s Target Company Statement, which demonstrated:

•	The value being delivered by Tenon’s new strategy, as evidenced by a 53% increase in Tenon’s share price during the period from June 2003, when the new strategy was first announced, to just prior to Rubicon’s intended partial Offer being announced;

•	The performance being delivered by Tenon’s new management team. Further success was achieved last week with the announcement that the sale of the Tarawera forest estate for NZ$165 million is now unconditional; and

•	The strong growth prospects for the business, arising from recently completed and commissioned increases in the capacity, efficiency and capability of the Company’s operations and management, which are expected to deliver further benefits for Tenon shareholders in the future.

Given our confidence in the strategy and prospects for the Company, Tenon’s Independent Directors and senior management team will not be accepting the Offer for their shares in Tenon.

As disclosed in the Target Company Statement, a number of other parties have expressed an interest in Tenon since Rubicon announced its intended partial Offer. At this point, their interest has not produced a superior competing bid.

The Independent Directors consider it is only fair to point out that Rubicon is offering a premium (albeit small) on the current market price of NZ$1.92, and only needs to acquire shares from the majority of a relatively small number of institutional shareholders who hold approximately 40% of the Company’s share capital to obtain a controlling interest.

However, the Independent Adviser, Grant Samuel (page 39, Independent Adviser’s Report) states that “to achieve 50.01% Rubicon requires 39.7% of the remaining shareholders (excluding US resident shareholders and ADR holders who have been excluded from the Offer) to accept. This is a high threshold for a partial bid particularly when change of control does not appear to offer any discernable benefits to remaining shareholders.”

In Grant Samuel’s opinion the price to be paid under a partial takeover offer where the offeror will gain control should reflect the full underlying value of the Company. The Rubicon Offer does not, and would leave 49.99% of the Company’s shares in the hands of existing shareholders as minority shareholders in a company controlled by a third party.

On balance, the Independent Directors do not believe it is in the best interests of shareholders to accept an offer that is unfair, undervalues the Company, and provides no indication of new strategies to improve its performance, unless shareholders have a very short-term focus. For these reasons, we recommend that shareholders do not accept the revised partial takeover Offer made by Rubicon Forests Limited.

We look forward to your continuing support as a Tenon shareholder.

Yours sincerely

Sir Dryden Spring
Chairman